BLACK MOUNTAIN MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 OCT -2 AM 10:45

02055147

September 25, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street N.W.
Washington, D.C. 20549

SUPPL

Attention: Office of Applications & Report Services

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: Exemption No. 82-2218

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended August 31st, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

BLACK MOUNTAIN MINERALS INC.

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 10/3

BLACK MOUNTAIN MINERALS INC.

BALANCE SHEETS (PREPARED BY MANAGEMENT)

	August 31, 2002 (Unaudited)	November 30, 2001 (Audited)
ASSETS		
Current		
Cash and short term investments	$ 207,885	$ 249,372
Accounts receivable	3,980	8,058
	211,865	257,430
Oil and gas interests	1	1
Mining claims and deferred exploration expenditures	1	1
	$ 211,867	$ 257,432
LIABILITIES		
Current		
Accounts payable	$ 2,838	$ 3,931
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorized		
Unlimited common shares		
Unlimited preferred shares		
Issued		
5,753,957 common shares	1,059,368	1,059,368
Deficit	(850,339)	(805,867)
	209,029	253,501
	$ 211,867	$ 257,432

Responsibility for Financial Statements

The accompanying financial statements for Black Mountain Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2001 audited financial statements and the August 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

BLACK MOUNTAIN MINERALS INC.

(PREPARED BY MANAGEMENT - UNAUDITED)

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001	Nine Months Ended August 31, 2002	Nine Months Ended August 31, 2001

STATEMENTS OF OPERATIONS AND DEFICIT

	2002	2001	2002	2001
Expenses				
Accounting and corporate services	$ 2,250	$ 2,250	$ 6,930	$ 6,750
Shareholder relations	2,008	1,269	13,831	13,237
Legal and audit fees	-	2,245	2,250	2,245
Management fees	6,000	6,000	18,000	18,000
Directors' fees	-	-	2,250	2,250
Miscellaneous	1,354	434	2,230	1,606
	11,612	12,198	45,491	44,088
Less:				
Interest income	(33)	(2,547)	(1,019)	(7,844)
Net loss for the period	(11,579)	(9,651)	(44,472)	(36,244)
DEFICIT, beginning of period	(838,760)	(762,327)	(805,867)	(735,734)
DEFICIT, end of period	$ (850,339)	$ (771,978)	$ (850,339)	$ (771,978)
Loss per share (Note 4)	$ (0.002)	$ (0.002)	$ (0.008)	$ (0.006)
Weighted average number of common shares outstanding	5,753,957	5,753,957	5,753,957	5,753,957

STATEMENTS OF CASH FLOWS

	2002	2001	2002	2001
Net loss for the period	$ (11,579)	$ (9,651)	$ (44,472)	$ (36,244)
Changes in non-cash operating working capital:				
Accounts receivable	1,176	305	4,078	1,449
Accounts payable	(392)	(831)	(1,093)	(3,955)
	(10,795)	(10,177)	(41,487)	(38,750)
Change in cash	(10,795)	(10,177)	(41,487)	(38,750)
Cash, beginning of period	218,680	294,344	249,372	322,917
Cash, end of period	$ 207,885	$ 284,167	$ 207,885	$ 284,167

BLACK MOUNTAIN MINERALS INC.

NOTES TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)

NINE MONTHS ENDED AUGUST 31, 2002

(UNAUDITED)

1. ACCOUNTING POLICIES

The management of Black Mountain Minerals Inc. (the "Company") have prepared these unaudited financial statements for the nine months ended August 31, 2002, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited November 30, 2001 financial statements.

The disclosures in these interim financial statements do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended August 31, 2002 are not indicative of the results that may expected for the full year ending November 30, 2002.

2. INCOME TAXES

As of August 31, 2002, the Corporation's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have been offset by a valuation allowance. The valuation allowance will be reversed when it is more likely than not that the future tax assets or liabilities will be realized.

3. RELATED PARTY TRANSACTIONS

During the period ended August 31, 2002, Harper Financial Corp. ("Harper") was paid the sum of $18,000 as management fees. A major shareholder of the Company owns Harper.

4. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5. SEGMENTED INFORMATION

The Company has no reporting operating segments. Amounts disclosed in these financial statements for assets and liabilities, revenue, and loss for the period relate to administrative activities only.

SUPPLEMENT TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)

NINE MONTHS ENDED AUGUST 31, 2002

As of September 10, 2002, there were 5,753,957 common shares outstanding.